January 7, 2020

Juan Carlos Mora Uribe
Chief Executive Officer
Bancolombia SA
Carrera 48 # 26-85, Avenida Los Industriales
Medellin, Colombia

       Re: Bancolombia SA
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 25, 2019
           File No. 001-32535

Dear Mr. Uribe:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance